June 16, 2005

Via U.S. Mail and Fax
Mr. Ralph A. Beattie
Chief Financial Officer
Capital Senior Living Corp.
14160 Dallas Parkway, Suite 300
Dallas, TX  75254

	RE:	Capital Senior Living Corp.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 10, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		Filed May 6, 2005
		File No. 1-13445

Dear Mr. Beattie:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ending December 31, 2004

	Item 9A.  Controls and Procedures, page 46

1. We note your disclosure in Forms 10-K and 10-Q that your "Chief Executive Officer and Chief Financial Officer have concluded that the
Company`s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act." Revise in future filings to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state, if correct, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective.

      Consolidated Statement of Operations, page F-4

2. Refer to your line item depreciation and amortization. In future filings, revise to comply with SAB 11:B.

      Notes to Consolidated Financial Statements
	Stock Based Compensation, page F-12

3. We note that you are adopting SFAS 123(R) in the upcoming year but are unable to provide an estimate of the impact of implementing this guidance. Please tell us the facts and circumstances that lead you to be uncertain of an estimate. Also, please disclose an estimate of the options that have been granted and not yet vested.

	Acquisitions, page F-18

4. It appears that you have concluded that certain of your investments in partnerships and joint ventures were not variable interest entities. Tell us in sufficient detail how you applied the guidance in FIN 46R to your investment in the BRE/CSL entities. In this regard, please discuss your evaluation of your equity interests, your management agreements and any debt guarantees.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. Ralph Beattie
Capital Senior Living Corp.
June 16, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE